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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bay Crest Partners, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

40 Wall Street 42nd Floor

(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Borrelli CPA, CFA, CAIA   (917) 647-2251

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC

(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	**Whippany**	**NJ**	**07981**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Mulligan _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bay Crest Partners, LLC _____ , as
of December 31 _____ , 20 20 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Member
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BAY CREST PARTNERS, LLC

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

BAY CREST PARTNERS, LLC

FINANCIAL STATEMENT
DECEMBER 31, 2020



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Bay Crest Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bay Crest Partners, LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

March 30, 2021

1

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BAY CREST PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$	7,569,316
Due from Broker		2,108,569
Commissions Receivable		4,137,424
Securities owned, at fair value		500,937
Other Assets		215,789
Receivable from Related Party (Note 7)		100,000
Total assets	$	14,632,035

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Accounts Payable and Accrued Expenses (Note 7)	$	8,719,826
PPP Loan (Note 4)		1,609,787
Total liabities		10,329,613

Commitments and Contigencies (Notes 3 & 4)

Member's Equity (Note 5) 4,302,422

Total liabilities and member's equity	$	14,632,035

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1 - Nature of business

Bay Crest Partners, LLC (The "Company") is a broker-dealer registered with the Securities & Exchange Commission ("SEC") for year ended December 31, 2020.

Bay Crest Partners, LLC, a limited liability company, is a New York State company formed in 1993 for the purpose of conducting brokerage business and it is a member in good standing with both the NFA and the New York Stock Exchange for year ended December 31, 2020.

Freedom Holdings Group, LLC, a limited liability company (The "Parent") is a New York State company formed in 2008 and is the 100% owner of the Company.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 - Summary of Significant Accounting Policies

a) **Revenue Recognition from Contracts with Customers**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company enters into contracts with customers with respect to the execution services provided to customers. Customers are charged a commission each time they enter into a buy or sell transaction. Commissions and related clearing charges are recorded on a trade date basis because that is when the underlying financial instrument and counterparties are identified, pricing is agreed upon and risks of ownership transfer to the customer.

The Company also permits certain customers to allocate a portion of their commissions to pay for research and other services provided by third party vendors ("soft dollar arrangements"). Soft dollar commissions and related expenses are recorded when the Company pays an invoice on behalf of its customer. The Company has determined itself to be acting as an agent under the soft dollar arrangement and records commissions on soft dollar transactions net of related expenses.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes a receivable or the cash is received. There are no contract assets as of January 1 ,2020 and December 31, 2020.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contact and are derecognized when the revenue associated with the contact is recognized when the performance obligation is satisfied.

There are no contract liabilities as of January 1 ,2020 and December 31, 2020.

Disaggregation of revenue, for the year ended December 31, 2020, can be found on the accompanying Statement of Operations. The Company recognizes revenue to depict the transfer of promised goods or services to customers in statement of operations.

The Company segregates its cash in accordance with all regulations and there is a deposit account in the balance of due from brokers account totalling $635,776 on December 31, 2020.

b)   Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The accompany financial statements have been adjusted to provide unicorpororated business tax based on Company income, if applicable.
The Company accrued NYC UBT Tax on all premises that are deemed commercial property in NYC.

4

c)   **Cash and Cash Equivalents**

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   **Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hieracrhy for inputs used in measuring fair value that maximizes the use of obervable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair value derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair value derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair value derived from inputs which are not obervable in markets.

The following table represents the Company's fair value hierarchy for those asets and liabilities measured at fair value on a recurring basis as at December 31, 2020.

			Fair Value Measuring Using		
	Total	Industry	Quoted Prices in active Markets identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobervable inputs (Level 3)
Equities	$ 53,490	Food & Beverages	$ 53,490	$ -	$ -
Equities	$ 87,017	Services	$ 87,017		
Equities	$ 119,390	Energy	$ 119,390		
Equities	$ 89,906	Financial	$ 89,906		
Equities	$ 58,912	Healthcare	$ 58,912		
Equities	$ 92,222	Technology	$ 92,222		
Equities	$ 500,937				
Bond	$ -		$ -	$ -	$ -
Other	$ -		$ -	$ -	$ -

e) **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) **Subsequent Events**

The Company has evaluated events and transactions that occurred etween January 1, 2021 and XXX which is the date of the financial statements were available to be isued, for posible disclosure and recognition in the financial statements. The PPP Loan that was initaited back in May of 2020 was fully forgiven by the governement which is detailed in the letter that was issued on January 20, 2021 from our lending institution signature Bank. In the letter, the SBA has granted the entire loan including interest as forgivable.

Note 3 - Markertable Securities Owned

Marketable securities consist of securities at quoted market values, as illustrated below:

	Securities Held	
Equities	$	500,937
	$	500,937

Note 4 - Commitments and Contigencies

PPP Loan

On May 6, 2010 the Company applied for a loan with Signature bank which was one of the government approved lenders of the enacted PPP Program. The terms of the loan were for $1,609,787 at a 1% interest rate with a maturity of 5/6/2022. This loan is subject to 100 % forgivesness if approved by the SBA including interest due. The entire principal amount and any interest accrued was forgiven in 2021.

Note 5 - Profit Sharing

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. There was no profit sharing contribution for 2020. There was a balance outstanding of $18,656 which was paid on January 4, 2021.

Note 6 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaed in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customer's ability to honor their obligations to the Company, and the Company's ability to liqudate the collateral at a n amount equal to the original contractual amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers actively be reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, where necessary.

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The Company identifies fees receivable carried at amortized cost as impacted by new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance of credit losses is based on the Company's expectation of the colectibility of financial instruments carried at ammortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectibility in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

Note 7 - Related Party Transactions

For the year ending December 31, 2020 the Company paid service fees in the amount of $8,377,190 to Freedom Holdings, LLC, for general operating expenses of the holding company in addition to guarenteed payments to partners.

For the year ending December 31, 2020, the Company paid commission expense in the amount of $503,857 to All Rise Trading LLC, a related party under common control. The Company has an outstanding receivable from All Rise Trading LLC of $28,858 for healthcare costs remitted by the Company as of December 31, 2020.

As of December 31, 2020, the Company has a current outstanding loan to an employee of the Company in the amount of $100,000. It is to be paid back to the Company at its sole discretion. This loan was granted on October 14, 2020.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020 the Company had Net Capital of $2,792,261 which was $2,210,938 in excess of its required net capital of $581,322. The Company's net capital ratio was 312%.